

August 23, 2013

<u>Via E-mail</u>
Paul C. Honda
Vice President, Finance and Administration
American Honda Finance Corporation
20800 Madrona Avenue
Torrance, CA 90503

> **Re: American Honda Finance Corporation
> Form 10-12(G)
> Filed June 28, 2013
> File No. 000-54989**

Dear Mr. Honda:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
Glenn Yamamoto
John-Paul Motley, Esq.